Exhibit 99.1

St. John's, NL - October 30, 2020

FORTIS INC. REPORTS THIRD QUARTER 2020 EARNINGS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its third quarter results1 today.

Highlights
•Continued to deliver safe and reliable service throughout the pandemic
•Delivered third quarter 2020 net earnings of $0.63 per common share and adjusted net earnings2 of $0.65 per common share
•Execution of $4.3 billion annual capital plan on track with $2.9 billion invested through September
•Released new five-year capital plan of $19.6 billion, up $0.8 billion from prior five-year plan
•Announced common share dividend increase of 5.8%, marking 47 years of consecutive increases
•Established new corporate-wide carbon emissions reduction target of 75% by 2035

"Our teams have been keeping the health and safety of employees, customers and communities top of mind as we continue to deliver reliable service during the pandemic. The Fortis business model, with its use of local teams and focus on local decision making, has never been more valuable," said Barry Perry, President and Chief Executive Officer, Fortis. "With our new five-year capital plan and substantially all of our assets focused on the transmission and distribution of energy, Fortis is in a strong position to continue to grow and deliver on a cleaner energy future. We are excited by the opportunities ahead."

Net Earnings
The Corporation reported third quarter net earnings attributable to common equity shareholders of $292 million, compared to $278 million for the same period in 2019. The $14 million increase reflects: (i) rate base growth at the regulated utilities; (ii) higher sales at UNS Energy, driven largely by weather; and (iii) higher hydroelectric production and equity income in Belize. Fortis delivered this growth despite cost pressure at UNS Energy associated with approximately $1 billion of utility infrastructure investments made by Tucson Electric Power ("TEP") that have not yet been reflected in customer rates. While later than expected due to the pandemic, new rates at TEP that will begin to recover these costs are anticipated to be approved prior to the end of 2020. Third quarter 2020 results were also unfavourably impacted by ITC due to the timing of earnings associated with the return on common equity ("ROE") decisions made by the Federal Energy Regulatory Commission ("FERC"), as well as a lower effective tax rate in 2019. Except for the delay in TEP's general rate application, earnings for the quarter were not materially impacted by the COVID-19 pandemic.

Year-to-date earnings as compared to 2019 reflect significant one-time items: (i) a $484 million gain on the disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") in April 2019; and (ii) the reversal of a $13 million tax recovery, originally recognized in 2019, due to the finalization in April 2020 of anti-hybrid regulations associated with US tax reform; partially offset by (iii) a $27 million favourable base ROE adjustment at ITC as a result of a May 2020 FERC decision reflecting the reversal of liabilities accrued in prior years.

Notwithstanding these one-time items, earnings grew by $39 million during the first nine months of 2020, reflecting the factors discussed above for the third quarter but further tempered by: (i) lower sales in the Caribbean and higher operational expenses, largely incurred at Central Hudson, associated with the COVID-19 pandemic; and (ii) a decline in the market value of certain investments that support retirement benefits caused by financial market volatility.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided herein.

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An increase in the weighted average number of common shares outstanding, mainly associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019, resulted in a decrease in earnings per common share for the quarter and year to date of $0.04 and $0.13, respectively. The common equity offering and the Waneta Expansion disposition generated a significant portion of the equity funding required to execute our five-year capital plan and significantly strengthened the Corporation's liquidity. As at September 30, 2020, total consolidated credit facilities were $5.8 billion with $4.8 billion unutilized.

Adjusted Net Earnings
On an adjusted basis, third quarter net earnings attributable to common equity shareholders were $302 million, or $0.65 per common share, compared to $287 million, or $0.66 per common share, for the same period in 2019.

Year-to-date adjusted net earnings attributable to common equity shareholders were $875 million, or $1.88 per common share, compared to $838 million, or $1.93 per common share, for the same period in 2019.

COVID-19 Pandemic
Fortis continues to monitor developments and take all appropriate measures to protect the health and safety of employees, customers and communities. The Corporation's utilities have instituted various customer relief initiatives, including the suspension of non-payment disconnects and late fees for certain customer classes, and payment deferral programs.

In addition to the efforts across the Fortis group to control costs throughout the pandemic, the Corporation's utilities have regulatory mechanisms that help stabilize cash flow and earnings which support the continued delivery of reliable service. Approximately 82% of the Corporation's revenues are either protected by regulatory mechanisms or are derived from residential sales which have generally increased as a result of work-from-home practices.

Executing the Capital Plan
The capital plan is progressing well with $2.9 billion spent during the first nine months of 2020. Year-to-date expenditures are consistent with expectations and in line with the Corporation's $4.3 billion 2020 annual capital plan. Currently, the Corporation does not expect any material change in the 2020 capital plan; however, any reduction in 2020 capital expenditures is expected to be shifted to subsequent years.

The Oso Grande Wind Project at UNS Energy is 75% complete with turbine construction now finished and system testing in progress. Once operational in 2021, the project will add 250 megawatts ("MW") of wind-powered electric generation to UNS Energy's portfolio, increasing its total renewable generation capacity to over 500 MW.

Progress on the Wataynikaneyap Transmission Power Project continued throughout the third quarter with the first transmission tower erected and substation ground grid installed. The project is on track for completion by the end of 2023 as originally planned.

The Corporation's five-year capital plan for 2021 to 2025 is $19.6 billion, up $0.8 billion from the prior five-year plan. The increase is largely due to: (i) two new major capital projects at FortisBC Energy; (ii) additional investment in information technology systems and storm hardening at Central Hudson; and (iii) interconnections and system rebuilds providing additional capacity and other improvements at ITC. Capital expenditures are expected to be funded primarily with cash from operations, debt issued at the regulated utilities and the Corporation’s dividend reinvestment plan.

The new five-year plan supports our investment-grade credit ratings and dividend growth targets.

Sustainability
Delivering a cleaner energy future is a key priority for Fortis. During the third quarter, the Corporation announced its target to reduce carbon emissions across Fortis by 75% by 2035 from a 2019 base year. Fortis expects to achieve the majority of this aggressive target through delivering on TEP's goal to exit coal generation and replace it with approximately 2,400 MW of wind and solar power and 1,400 MW of energy storage. Clean energy initiatives across the Corporation's other utilities will also contribute to achieving this goal.

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Executing on this carbon emissions target, and key industry trends including asset resiliency, electrification, grid modernization and the delivery of cleaner energy, are expected to enhance our organic growth strategy and drive incremental investments beyond the five-year capital plan.

Leadership Succession
In September 2020 the Corporation announced the retirement of Barry Perry, President and CEO, effective December 31, 2020. David Hutchens, currently Chief Operating Officer of Fortis and CEO of UNS Energy, will succeed Mr. Perry effective January 1, 2021.

With extensive experience in the electric and gas sectors, Mr. Hutchens has held progressive executive roles with the Fortis group of companies since 2018 and advanced through various management positions over his 25 years with UNS Energy. The Board's long-term CEO succession plan has well positioned the Corporation for this transition.

Outlook
While uncertainty exists due to the COVID-19 pandemic, the Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the strength of its diversified portfolio of utility businesses, and the growth opportunities within and proximate to its service territories.

The Corporation's $19.6 billion five-year capital plan is expected to increase rate base from $30.2 billion in 2020 to $36.4 billion by 2023 and $40.3 billion by 2025, translating into three- and five-year compound annual growth rates of 6.5% and 6.0%, respectively. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities including: further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings and dividend growth. The Corporation is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including the continued performance of the Corporation's utilities, no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

Non-US GAAP Reconciliation

Periods Ended September 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2020	2019	Variance	2020	2019	Variance
Common Equity Earnings	292	278	14	878	1,309	(431)
Adjusting Items:
May 2020 FERC Order (1)	—	—	—	(27)	—	(27)
Anti-hybrid tax regulations (2)	—	—	—	13	—	13
Unrealized loss on mark-to-						—
market of derivatives (3)	10	9	1	11	13	(2)
Gain on disposition (4)	—	—	—	—	(484)	484
Adjusted Common Equity Earnings	302	287	15	875	838	37
Adjusted Basic EPS ($)	0.65	0.66	(0.01)	1.88	1.93	(0.05)
(1)    Reversal of regulatory liabilities accrued in prior years as a result of an order from FERC in May 2020 establishing a new base ROE, included in the ITC segment
(2)    Reversal of a tax recovery, originally recognized in 2019, due to the finalization of anti-hybrid tax regulations in April 2020 associated with U.S. tax reform, included in the Corporate and Other segment
(3)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(4)    Gain on sale of the Waneta Expansion hydroelectric generating facility, net of expenses, in April 2019, included in the Corporate and Other segment

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About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at September 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures and expected funding sources for 2020 and 2021-2025; targeted average annual dividend growth through 2025; the 2035 carbon emissions reduction target; the expected timing and outcome of regulatory decisions, including the expectation that new customer rates will be approved at TEP prior to the end of 2020; the expectation that there will not be a material change to the 2020 capital plan; the nature, timing, benefits and expected costs of certain capital projects including the Oso Grande Wind Project and Wataynikaneyap Transmission Power Project; TEP's 2035 carbon emissions reduction target; the expectation that execution of the carbon emissions target as well as key industry trends will drive incremental investments beyond the five-year capital plan; forecast rate base and rate base growth for 2020, 2023 and 2025; and the expectation that long-term growth in rate base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such factors or assumptions include, but are not limited to: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss Third Quarter 2020 Results

A teleconference and webcast will be held on October 30, 2020 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer; Jocelyn Perry, Executive Vice President and Chief Financial Officer; and David Hutchens, Chief Operating Officer will discuss the Corporation's third quarter 2020 results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until November 29, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 1392167.

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Additional Information
This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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